Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2006	2005	2004
	(in millions)

Earnings
Income from continuing operations before income taxes	$1,953	$2,923	$3,710
Less: Equity in net income/(loss) of affiliated companies	7	11	(2)
Fixed charges	7,842	6,642	6,764

Earnings before fixed charges	$9,788	$9,554	$10,476

Fixed charges
Interest expense	$7,818	$6,616	$6,733
Rents	24	26	31

Total fixed charges	$7,842	$6,642	$6,764

Ratio of earnings to fixed charges	1.25	1.44	1.55

For purposes of our ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

12-1